


SEC MAIL
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SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-09 (MM/DD/YY) AND ENDING 03-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PURSHE KAPLAN STERLING INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 CORPORATE WOODS BLVD.
(No. and Street)

ALBANY (City) NEW YORK (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J PETER PURCELL 518-436-3536 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLOCUM DEANGELUS & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

974 ALBANY SHAKER RD. (Address) LATHAM (City) NY (State) 12210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J PETER PURCELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PURSHE KAPLAN STERLING INVESTMENTS, as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 20 11



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2010 AND 2009

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Slocum DeAngelus & Associates, P.C.

Slocum DeAngelus & Associates, P.C.

May 5, 2010
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
BALANCE SHEETS
MARCH 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$ 1,074,925	$ 503,785
Receivables -		
Clearing broker	194,590	108,250
Accrued commissions	1,551,159	1,262,598
Prepaid expenses	12,431	31,634
Total current assets	2,873,595	1,957,528
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 109,516 and $ 74,734 in 2010 and 2009, respectively	124,907	105,326
OTHER ASSETS		
Cash deposited with clearing broker	175,000	175,000
Security deposits	16,882	16,882
Total other assets	191,882	191,882
TOTAL ASSETS	$ 3,190,384	$ 2,254,736

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 2,373,345	$ 1,605,633
Note payable - current	19,522	-0-
Income taxes payable	35,399	8,069
Total current liabilities	2,428,266	1,613,702
LONG-TERM LIABILITIES		
Note payable – long-term	5,560	-0-
Deferred income taxes	33,549	-0-
Subordinated loan – Parent company	150,000	150,000
Total long-term liabilities	189,109	150,000
TOTAL LIABILITIES	2,617,375	1,763,702
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	443,981	362,006
Total stockholder's equity	573,009	491,034
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,190,384	$ 2,254,736

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
REVENUES		
Mutual fund commissions	$ 11,176,169	$ 11,544,583
Securities commissions	2,541,630	2,387,928
Variable annuities, insurance and other product commission	5,249,306	3,481,688
Fee income	214,247	165,735
Interest and other income	129	26,081
Total revenues	19,181,481	17,606,015
COST OF REVENUES (Supplementary schedule)	15,631,011	14,398,264
GROSS PROFIT	3,550,470	3,207,751
OPERATING EXPENSES		
Rent	232,172	195,195
Administrative payroll and benefits	1,549,805	1,342,825
General and administrative (Supplementary schedule)	1,569,853	1,574,332
Total operating expenses	3,351,830	3,112,352
NET INCOME FROM OPERATIONS	198,640	95,399
INTEREST EXPENSE	(22,813)	(22,813)
PROVISION FOR TAXES	(93,852)	(28,511)
NET INCOME	$ 81,975	$ 44,075

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009


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	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2008	$ 10,000	$ 119,028	$ 317,931	$ 446,959
Net income	-0-	-0-	44,075	44,075
Balance-March 31, 2009	10,000	119,028	362,006	491,034
Net income	-0-	-0-	81,975	81,975
Balance-March 31, 2010	$ 10,000	$ 119,028	$ 443,981	$ 573,009

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2009	$ 150,000
Additional Loans	-0-
Balance – March 31, 2010	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 81,975	$ 44,075
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	34,782	28,653
(Increase) decrease in:		
Receivables -		
Clearing broker	(86,340)	101,495
Accrued commissions	(288,561)	(215,263)
Other	10,771	(39,895)
Prepaid expenses	19,203	(31,634)
Cash deposited with clearing broker	-0-	(100,000)
Increase (decrease) in:		
Accounts payable and accrued expenses	767,712	103,968
Deferred income taxes	33,549	-0-
Income taxes payable	27,330	(7,539)
Net cash provided (used) by operating activities	600,421	(116,140)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(54,363)	(29,306)
CASH FLOW FROM FINANCING ACTIVITIES		
New borrowing of long term debt	32,031	-0-
Principal payments on long term debt	(6,949)	-0-
Net cash provided by financing activities	25,082	-0-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	571,140	(145,446)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	503,785	649,231
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 1,074,925	$ 503,785

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2010	2009
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 93,852	$ 28,511
Adjustments related to prepaid income taxes	-0-	158
Adjustments related to deferred income taxes	(33,549)	-0-
Adjustments related to income taxes payable	(27,330)	7,539
TOTAL INCOME TAXES PAID	$ 32,973	$ 36,208
INTEREST PAID		
Interest paid per statement of income	$ 22,813	$ 22,813

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	2010	2009
COST OF REVENUES		
Independent agent commissions	$ 11,852,923	$ 10,261,461
Sales and trading salaries	1,995,650	2,438,628
Clearing and execution	617,243	875,983
Fees and regulatory	440,593	353,506
Payroll taxes and benefits	318,198	283,047
Professional liability insurance	300,999	101,410
Retirement plan	90,793	84,229
Customer litigation	14,612	-0-
Total cost of revenues	$ 15,631,011	$ 14,398,264
GENERAL AND ADMINISTRATIVE		
Management services	$ 519,903	$ 495,000
Communication and technology	386,060	318,533
Payroll and data processing	103,234	93,588
Insurance	85,268	127,995
Postage	75,368	79,072
Computer supplies	69,412	61,959
Telephone	57,290	51,903
Professional fees	45,638	25,745
Travel	44,291	54,311
Depreciation	34,782	28,653
Meals and entertainment	34,268	47,259
Utilities	28,410	30,614
Office	25,725	38,426
Other	19,424	77,488
Advertising and promotion	18,805	23,022
Customer statements	14,428	11,791
Equipment rental and repair	7,547	8,973
Total general and administrative	$ 1,569,853	$ 1,574,332

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

CHANGE IN PRESENTATION

The prior year income statement has been changed to conform to the current year presentation. There has been no change to previously reported net income or stockholder's equity.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company has a deposit with NFS to $ 175,000 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

DEPRECIATION

Depreciation is provided by using the straight-line method for book purposes and accelerated rated for income tax purposes over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 34,782 and $ 28,653 for the years ended March 31, 2010 and 2009, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

INCOME TAXES (continued)
The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2010 and 2009 are as follows:

	2010	2009
Current income tax expense	$ 60,303	$ 28,511
Deferred income tax expense	33,549	-0-
Total income tax expense	$ 93,852	$ 28,511

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

Deferred income taxes relate to certain items being depreciated at an accelerated rate for income tax purposes and at the straight-line rate for book purposes resulting in a future tax liability.

SUBSEQUENT EVENTS
Subsequent events have been evaluated through May 5, 2010, which is the date the financial statements were available to be issued.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York. Both premises are leased under the terms of a non-cancelable operating lease.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2014	$ 381,868
Schenectady, New York	May 31, 2012	3,700

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 177,504 and
$ 203,135 for the years ended March 31, 2010 and 2009, respectively. Rent is shown net of sublease income on the statements of income.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2011	$ 385,568
2012	382,485
2013	381,868
2014	381,868
2015	222,756

(3) NOTES PAYABLE

The Company is committed under the terms of 2 capital leases the terms of the capital leases are as follows:

	2010	2009
Dell Financial 36 month zero percent capital lease secured by computer equipment. Matures March, 2012	$ 11,120	$ -0-
Hewlett Packard 12 month zero percent capital lease secured by computer equipment. Matures February, 2011.	13,962	-0-
Total notes payable	25,082	-0-
Less current portion	19,522	-0-
Total notes payable long-term	$ 5,560	$ -0-

The future lease payments under all net operating leases are as follows:

Year Ended March 31,	Amount
2011	$ 19,522
2012	5,560
2013	-0-
2014	-0-
2015	-0-

(4) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $90,793 and $ 84,299 in 2010 and 2009, respectively.

(5) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 525,000 and $ 495,000 in 2010 and 2009, respectively. The unpaid portion of these costs amounted to $ 25,000 and $ -0- for 2010 and 2009, respectively.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 586,191 and $ 645,939 in 2010 and 2009, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Independent registered representatives of PKS elect coverage from this affiliate or another carrier of their own choosing whose coverage meets PKS' adequacy standards. Policy premiums paid to this affiliate by PKS and it's independent registered representatives of approximately $ 469,530 and $ 413,000 were paid in 2010 and 2009, respectively.

(7) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (8).

(8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2010	2009
Computed net capital, including subordinated note	$ 350,119	$ 287,968
Aggregate indebtedness, excluding subordinated note	705%	560%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 for both 2010 and 2009.

(9) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DeANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DeANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATIONS UNDER COMMODITY EXCHANGE ACT (CEAct)

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2010 and 2009, and have issued our report thereon dated May 5, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17 under CEAct. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.
SLOCUM DeANGELUS & ASSOCIATES, P.C.

May 5, 2010
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
MARCH 31, 2010 AND 2009

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17

NET CAPITAL

	2010	2009
Total stockholder's equity	$ 573,009	$ 491,034
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	723,009	641,034
Deductions -		
Commissions aged or unallowable	159,394	134,209
Other receivables	40,490	51,261
Security deposits	16,882	16,882
Funds reserved for regulatory fees	7,346	2,864
Prepaid expenses	12,431	31,634
Fixed assets	124,907	105,326
Total deductions	361,450	342,176
Net capital before haircuts on money market accounts	361,559	298,858
Haircuts on money market accounts	11,440	10,890
Net capital	350,119	287,968
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	250,000	250,000
Excess net capital	$ 100,119	$ 37,968

AGGREGATE INDEBTEDNESS

	2010	2009
Accounts payable and accrued expenses	$ 2,398,427	$ 1,605,633
Income tax payable	68,948	8,069
Total aggregate indebtedness	$ 2,467,375	$ 1,613,702
Ratio of aggregate indebtedness to net capital	7.05 to 1.00	5.60 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2010 and 2009)

	2010	2009
Net capital, as reported in Company's Report	$ 350,119	$ 287,968
Difference	-0-	-0-
Net capital under Rule 15c 3-1, audited	$ 350,119	$ 287,968

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2010 and 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 and 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered futures commission merchants, and should not be used for any other purpose.

Slocum, DeAngelus & Associates, P.C.

SLOCUM, DeANGELUS & ASSOCIATES, P.C.

May 5, 2010
Albany, New York

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

800.357.1040
www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900

SCHENECTADY OFFICE:
518.372.5451

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Purshe Kaplan Sterling Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Purshe Kaplan Sterling Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Purshe Kaplan Sterling Investments, Inc.'s management is responsible for Purshe Kaplan Sterling Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from their operating account noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010, with revenues reported on the FOCUS reports for the period from April 1, 2009 to March 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period from April 1, 2009 to March 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to the reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers reconciliation of total revenue and deductions to determination of SIPC Net Operating Revenues supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Slocum DeAngelus & Associates, P.C.

SLOCUM DEANGELUS & ASSOCIATES, P.C.

Albany, New York
May 5, 2010